Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2008

Mr. Lowell W. Giffhorn
Chief Financial Officer
Imagenetix, Inc.
10845 Rancho Bernardo Road
Suite 105
San Diego, CA 92127

Re: Imagenetix, Inc.
          Form 10-KSB for the Fiscal Year Ended March 31, 2007
          Filed June 29, 2007
          File Number: 033-24138-D

Dear Mr. Giffhorn:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief